THE THING IN THE HALL

A modern gothic psychological thriller film


THE THING IN
THE HALL
A CLASSICAL HORROR STORY INSPIRED BY
BENSON
While recounting the events to his lawyer after a fatal incident, a troubled psychology student unravels the story of his descent into a deadly obsession with his friend's supernatural experiments.

thethinginthehall.com Orange, CA

Highlights

1. 120% Return Structure: Investors receive 120% return before entering backend revenue splits.
2. Investor Upside: 50/50 split of all subsequent Net Receipts following the initial 120% payout.
3. Dual Funding: 501(c)(3) fiscal sponsorship allows contributions & in-kind donations to cut costs.
4. 17-year film veteran acting & directing. Award-winning filmmaker with festival circuit success.
5. Exclusive Perks: Investor rewards include virtual town halls, screen credits, & local screenings.
6. SAG-AFTRA Low Budget Agreement utilization ensures elite talent at optimized rates.
7. Audit-Free Threshold: Budget capped at $1.2M to eliminate expensive SEC corporate auditing fees.
8. Proven Genre: High-ROI thriller demand yields over 52% net profitability per American Film Market.

Featured Investor



Kelly Early Follow Invested $10,000

With a Bachelor of Fine Arts, a strong background in theatre, and more than 30 years of professional experience in marketing and graphic design, I bring both creative perspective and strategic insight to storytelling and visual media projects.

"Throughout my career, I have worked extensively in branding, communications, and the arts, developing a deep appreciation for compelling narratives and meaningful creative work.

I am proud to invest $10,000 in this film because I strongly believe in the vision and talent of Logan Kishi as an emerging writer and director. Logan possesses an exceptional creative voice, strong artistic instincts, and the ability to tell impactful stories that connect with audiences. From his short films to this expansion into full-length media, I believe he has an incredibly bright future in the film industry, and I am excited to support his growth and the success of this project."

& 11 more

Team



Logan Kishi Manager

Award-winning director with proven success on the film festival circuit. Specializes in high-concept psychological thrillers, end-to-end indie production logistics, and delivering premium genre assets on a lean budget.

vimeo.com

Memo



The Thing in the Hall Slideshow
Logan Kishi
THE THING IN THE HALL
00:31
vimeo



About The Thing in the Hall

Project Status: Feature Film | Pre-Production

Genre: Gothic Horror and Values-Based / Supernatural Thriller

Anticipated Rating: PG-13

Synopsis

The Thing In The Hall reimagines a classic Gothic ghost story through the eyes of a psychology student investigating his friend's attempts to contact the dead. Told through testimony following a fatal incident, the film combines psychological horror with the structure of a legal thriller.



SYNOPSIS
The Thing in the Hall follows Francis, a psychology graduate student who visits his friend Louis at a remote countryside home, only to find him obsessed with occult experimentation. Francis attempts to objectively document Louis's descent for his thesis, but as violent disturbances and waking nightmares escalate, he is pulled directly into the danger. Their experiments culminate in a fatal séance that leaves a medium dead, Louis mad, and Francis facing criminal charges.
Shown through a tense interrogation between Francis and his defense attorney, Claire Winter, the story unfolds as a reconstruction of the events leading to that fatal incident. As Claire presses for answers, Francis is forced to confront his role in a series of increasingly disturbing experiments, revealing the consequences of silence, obsession, and a desperate search for meaning in the face of loss.

The World

Bridging gripping suspense with psychological horror, ***The Thing in the Hall*** cultivates a distinct, chilling atmosphere where everyday spaces warp into a haunting manifestation of guilt.



THE WORLD
The Thing in the Hall balances suspense across two visually opposing worlds. The country house is where memory and grief turn familiar spaces into a trap. The legal setting is colder and more exposed, forcing Francis to account for what happened with nowhere to hide. Rather than relying on a visible monster, the film builds dread through rooms, silence, testimony, and the pressure of ordinary spaces becoming impossible to escape.

Comparables

Grounded in the tradition of elevated psychological thrillers like *The Babadook*, The *Night House*, and *The Others*, this project substitutes traditional creature feature tropes for visceral, real world suspense. By warping everyday environments into inescapable arenas of psychological tension, ***The Thing in the Hall*** taps into a highly

profitable horror marketplace that prioritizes psychological depth and domestic dread.


COMPARABLES
THE NIGHT HOUSE
THE BABADOOK
IT COMES AT NIGHT
THE BLACKCOAT'S DAUGHTER

Writer/Director/Producer: Logan Kishi


Logan Kishi
GOLD LIST British Independent Film Festival 2026
Best Horror Old Towne Film Festival 2023
2025 CATALINA FILM FESTIVAL OFFICIAL SELECTION
Honorable Mention Folkestone Film Festival 2026
OFFICIAL SELECTION Glendale International Film Festival 2025
FINALIST LEEDSflix 2026
WINNER Old Towne Film Festival 2025
FINALIST Oxford Script Awards 2026
OFFICIAL SELECTION Pasadena International Film Festival (PIFF) 2025

Logan Kishi is an **award-winning filmmaker**[1] focused on elevated, character-driven genre storytelling. With over a decade of experience in the entertainment industry including 15+ years as a **SAG-AFTRA actor,**[2] he developed a deep understanding of narrative through performance before transitioning into writing and producing. His work includes seven short films that have screened at festivals across the U.S., earning accolades such as **Best Director, Best Horror,**[3] and **48 Hour Film Winner.**[4] ***The Thing in the Hall*** marks his debut feature film, with the script already recognized on the **Gold List at the British Independent Film Festival 2026**[5] and a **Finalist in the Oxford Script Awards.**[6]

> Note from Logan... "I grew up on horror. It's the genre that made me want to tell stories not to scare people, but to explore the things we usually avoid. ***The Thing In The Hall*** is about guilt, detachment, and complicity. It examines how we handle mental health, especially in the ones closest to us, and the danger of hesitation. When do you step in, and what happens if you wait too long?"


Reflecting on a lifetime in film, Writer/Director Logan Kishi shares his personal and professional goals for the project

I have been in the entertainment industry since I was five years old, beginning as a child actor and gradually growing into writing, directing, and producing. ***The Thing in the Hall*** is my debut feature, and for me, it represents a chance to take everything I have learned from a lifetime around film and pour it into something meaningful.


Creative Vision
"I wrote this script with the intention of producing it as my first feature. It has already been recognized through multiple festivals, including the Gold List at the British Independent Film Festival and a Finalist in the Oxford Script Awards. I believe it has the potential to become an important stepping stone in my career as a filmmaker and producer. More than anything, I want to make this film the right way, with the talent, professionalism, and care needed for it to stand out."
-Logan Kishi
THE THING IN THE HALL
FINALIST Oxford Script Awards 2026
GOLD LIST British Independent Film Festival 2026

We have already received encouraging feedback from people in the industry, including conversations with sales representatives and distributors at the **American Film Market** who saw real potential in the project.[7] Since we are already beginning those conversations around sales and distribution, we are approaching ***The Thing in the Hall*** with the marketplace in mind from the start.

This project is also the first major step for **Darkbox Entertainment**, a company I started, focused on values-driven stories and a clear path beyond production. We are currently raising funds to move forward with a strong production that can attract the right partners, support the level of talent we are pursuing, and bring this film to the next stage. By joining us now, you are helping bring ***The Thing in the Hall*** to life while also helping lay the foundation for Darkbox Entertainment and the larger vision behind it.

Pitch Deck & Visual Blueprint


THE THING IN
THE HALL
A CLASSICAL HORROR STORY INSPIRED BY EF BENSON
TABLE OF CONTENTS
Synopsis 4
Comps 5
The World 6
The Characters 10
Casting Breakdown 16
Themes, Mandates & Why Now? 17
Market, Targets 18
Contact 20

Our pitch deck is the visual roadmap for the film which bridges the gap between the written script and the final cinematic experience. It outlines the artistic vision and strategic plan for bringing ***The Thing In The Hall*** to the screen. Click above to explore our comprehensive deck for a deeper look at the visual style, core characters, and narrative structure, alongside the industry benchmarks guiding this psychological thriller to the screen. [View our pitch deck]

Why Horror & Thrillers Dominate Indie Film ROI


Horror & Thrillers
Dominate
Indie Film ROI
More than 52% of all Horror films are turning a net profit
"Low-budget genre films return an average of 8x their production budgets in ticket sales alone"
"Thriller and horror fans are the most active, loyal, and vocal community in cinema"
AFI Report

Independent film is fundamentally a game of minimizing risk and maximizing your potential returns. From a financial perspective, the psychological thriller and horror genres are the most lucrative in the entertainment industry.

- **Statistically Superior Profit Rates:** Data from the American Film Market shows that the baseline industry average for movie profitability across general cinema is just 43%. **Horror completely defies this trend, with more than 52% of all genre films turning a net profit** across their distribution lifecycle.
- **Unmatched Box Office Multiples:** According to historical entertainment box office tracking, successful low-budget genre films return an average of **8x their production budgets** in ticket sales alone, doubling the average multiplier of any other film category. Recent indie breakouts have achieved even more staggering milestones, yielding up to a 4,500% return on investment.
- **Built-In Target Audience: Thriller and horror fans are the most active, loyal, and vocal community in cinema.** They don't require multi-million dollar A-list actors or massive CGI budgets to buy a ticket; they show up entirely for the premise, the atmospheric tension, and the psychological hook. This dramatically drives down our marketing overhead while maximizing global streaming and VOD demand.
- To dive deeper into the economics of independent genre filmmaking, we highly encourage you to read the [full American Film Market analysis].[8]

Funding Strategy & Financial Milestones

To bring ***The Thing in the Hall*** to the screen, we have established clear financial benchmarks. Our master campaign target is $1,200,000, which accounts for standard platform fees, compliance overhead, and campaign administration.

We have structured our financial milestones to secure a clear, protective **net production budget cap of one million dollars ($1,000,000)** dedicated entirely to making the film. Maintaining this firm ceiling keeps our expenditures tightly controlled, avoids unnecessary project complexity, and guarantees your capital goes directly into creating a high-caliber movie.

Our Financial Milestones


PRODUCTION ROADMAP
THE THING IN THE HALL | STRATEGIC FINANCIAL MILESTONES
PHASE 1
ESSENTIAL PRE-PRODUCTION
$100,000
PHASE 2
GREEN LIT PRODUCTION & FILMING
$500,000
PHASE 3
POST-PRODUCTION & DISTRIBUTION
$800K-$1M+

Phase 1 - $100,000

- **Escrow & Early Prep ($50,000 min raise to $100,000)** Reaching our regulatory minimum allows us to clear escrow, finalize immediate location deposits, and engage key creative leadership, including our Line Producer and Production Designer, to lock down our filming schedules.

Phase 2 - $500,000

- **Fully Green Lit.** Reaching this milestone marks our primary capital threshold. This funding allows us to fully secure principal cast commitments, initiate intensive pre-production prep, lock technical gear packages, and establish our core crew infrastructure.

Phase 3 - $800,000+

- **Production, Post & Value Add Capital** This phase represents the absolute baseline required to take the film completely through principal photography and rough assembly editing. As funds climb toward our core production budget cap of $1,000,000, we secure the high production values for the project. Any additional gross funds raised above this core cap up to our master campaign target maximum are treated as strategic value-add reserves. This upper tier safely absorbs platform fees and compliance overhead, while dedicating all remaining net capital to theatrical color grading, sound mastering, an expanded production safety net, and the activation of initial commercial distribution and marketing.

Budget Allocation (Based on Our $1M Production Cap)


Budget Allocation
Based on Our $1M Production Cap
Once we complete our funding milestones and secure this production budget, every dollar is intentionally structured to maximize our production value
Below The Line
$560,000 Covers the physical filmmaking needs, including camera and lighting packages, technical gear, set operations, art department, locations, and our professional crew.
Above The Line
$325,000 Covers our creative foundation, including story rights acquisition, professional cast fees, and primary creative direction.
Operations & Legal & Reserves
$115,000 Covers our administrative and safety foundations, including full production insurance, legal counsel, accounting compliance, post-production marketing and our active contingency reserve.

Four Ways to Support The Thing In The Hall


1
2
3
4
Direct Support
Charitable Giving
Revenue Share
In-Kind Contributions


Investment

1. **Direct Support:** Interested in supporting the project outside of crowdfunding? Contact the production team directly for inquiries.

2. **Charitable Giving:** Interested in 100% tax-deductible donations to support the project? Contact the production team directly.[9]

3. **Revenue Share Investment:** Participate in *The Thing in the Hall* directly through this website. Click "Reserve" or "Invest" to secure your position in our **120% return structure**, plus receive fifty percent (**50%**) of all future **Net Receipts**. You are becoming a stakeholder in the project and participating alongside us in its success.

4. **In-Kind Contributions:** We welcome donations of goods, equipment, locations, or professional services to help offset our production budget. Contact the production team to discuss in-kind contributions.[10]

Be Part of the Thriller: Invest in *The Thing in the Hall*

Revenue Share Investment Offering Terms & Structure

When you invest in ***The Thing in the Hall*** through this website on Wefunder, you back the film under a prioritized, transparent revenue model. Built around a standard Film Financing Agreement, our structure ensures investors receive **100% of initial investment plus a 20% premium out of Gross Receipts** before transitioning into an ongoing **50/50 revenue share.** Detailed terms and formal disclosures are available for review in our **Offering Terms** at the end of this page.

Production Impact & Recognition Tiers

Investing in ***The Thing in the Hall*** is a direct partnership in the tools and talent needed to bring this story to the screen. Below, we have outlined examples how your investment capital could translate into tangible resources on set, alongside the exclusive investor recognition, perks, and access tiers we offer in return for your financial backing.


Recognition & Access
Special Thanks
$100 - $499

Special Thanks

Minimum Investment: $100

Investment Impact Examples:

- **On-Set Data Storage:** High-speed SSD drives for secure, daily backups of raw digital footage as it is captured.
- **Professional Communication:** Two full days of professional radio rentals for the entire crew to ensure seamless on-set coordination.
- **Script Production:** High-quality printing and binding of shooting scripts for the lead cast and department heads.
- **Character Props:** The acquisition or specialty rental of key objects that populate the film's unique world.

Special Thanks - Recognition & Access:

- **Digital Credit:** Your name will be featured on our official production website's supporter wall.
- **Rolling Credits:** A "Special Thanks" credit in the film's official end crawl.
- **Production Updates:** A subscription to our private, monthly "behind-the-scenes" production updates.




Recognition & Access
Creative Circle
$500 - $999

Creative Circle

Minimum Investment: $500

Investment Impact Examples:

- **Crew Craft Services:** Providing essential nutrition and coffee to fuel a 15-person crew during a 12-hour shooting day.
- **Wardrobe Acquisition:** The rental or purchase of high-end vintage garments or specialty character costumes.
- **Secure Film Storage:** Professional-grade storage systems designed to keep all captured footage backed up and safe.
- **Specialty Equipment:** Daily rentals for professional monitoring systems and technical kits.

Creative CIrcle - Recognition & Access:

- *Includes all benefits from the Special Thanks level.*
- **Private "First Look"**: An invitation to a private virtual town hall with the Director and Cinematographer to discuss the film's progress.
- **Waitlist Priority**: Priority placement on the waitlist for unclaimed seats at regional private screenings.


Recognition & Access
Film Patron
$1000 - $4999

Film Patron

Minimum Investment: $1000

Investment Impact Examples:

- **Atmospheric Detail:** Funding for background actors to populate the film's world, adding depth and realism to key scenes.
- **Stunt & Safety Oversight:** Ensuring professional stunt coordination and safety equipment for sequences involving physical movement or practical rigging.

Film Patron - Recognition & Access:

- *Includes all benefits from the Creative Circle level.*
- **IMDb Recognition:** A "Special Thanks" credit on the film's official IMDb page.
- **Regional Screening:** An invitation for you and a guest to attend a private regional screening of the film (travel & accommodations not included).


Foundational
Support
$5000+


PREMIER & LEGACY
CIRCLES

Provide a Foundational Role in the Production

Premier & Legacy Circles (Investments of $5,000+)

For investors contributing a principal stake of $5,000 or more, we invite you to join our **Premier & Legacy Circles.** As a cornerstone investor, your allocation provides the vital financial infrastructure required for our most intensive production phases by directly securing elite talent, locking key locations, and ensuring the premium production values necessary to maximize the film's commercial potential. We view the investors in these tiers as the essential anchors of this entire capitalization roadmap. This level of backing gives us the financial runway to deliver a truly elevated, high-caliber film.

In addition to your revenue share positioning under our unified preferred return waterfall, we are thrilled to offer specialized observation experiences. Depending on your specific tier, these experiential perks grant unique behind-the-scenes access opportunities such as scheduled set visits or structured virtual tours. These coordinated invitations offer a professional, spectator view of the physical execution of this feature film.


Executive
Supporter
$5000 - $9999
Recognition & Access

Executive Supporter

Minimum Investment: $5000

Investment Impact Examples:

- **Full-Crew Catering:** Providing professional on-set catering for the entire production team during five days of principal photography, ensuring the energy and focus required for intensive shooting schedules.
- **Essential Insurance & Clearances:** Supporting the comprehensive production insurance and legal clearances required to secure our primary historical locations and period-accurate assets.

Executive Supporter - Recognition & Access:

- *Includes all Recognition & Access benefits from Film Patron level.*
- **Set Visit Opportunity:** An invitation for you and a guest to attend a private, in-person set visit during filming (if local and subject to schedule availability) **OR** a virtual set tour.
- **Cast & Crew OR Wrap Party (choose one)**
  - **Cast & Crew Screening:** An invitation for you and a guest to attend the private, pre-release Cast and Crew screening (travel and accommodations not included).
  - **The Wrap Party:** An invitation for you and a guest to the official Wrap Party to celebrate with the cast and crew (travel & accommodations not included).


Legacy
$10K - $24,999


Recognition & Access

Legacy

Minimum Investment: $10,000

Investment Impact Examples:

- **Premier Camera & Optics Package:** Funding the rental of our primary high-definition camera system and specialized lens kit, essential for capturing the film's visual feel.
- **Lead Talent Acquisition:** Supporting the professional rates and travel for our primary lead actors, allowing us to secure the elite talent the script demands.

Legacy - Recognition & Access:

- *Includes all Recognition & Access benefits from Executive Supporter level.*
- **On-Screen Cameo:** One (1) honorary background appearance on set for you or a designated guest (subject to production schedule, availability and safety guidelines; strictly a non-speaking, honorary experience; travel and accommodations not included).
- **VIP Premiere:** Two VIP passes to the official World Premiere of the film (travel and accommodations not included).


The Benefactor
$25,000+
Recognition & Access

The Benefactor

Minimum Investment: $25,000

Investment Impact Example:

- **Foundational Support:** These funds cover the most significant logistical costs of the project, such as the final post-production master and ensuring the film is finished to the highest industry standards.

The Benefactor - Recognition & Access:

- *Includes all Recognition & Access benefits from Legacy level.*
- **Day of Record Sponsorship:** This contribution covers one full day of principal photography. On your designated day, the official call sheet and the director's slate (the board used before every "Action") will state your name or company as the Day Sponsor.
- **Physical Legacy:** You will receive the signed, physical **Production Slate** used during your sponsored day of filming as a permanent souvenir of the production.
- **Benefactor Credit:** A full-screen shared credit in the closing credits: *"This film was made possible by the generous support of [Your Name]."*

Accredited Investors & Private Consultations

To accommodate our dedicated partner network at this scale, ***The Thing in the Hall*** routes all capital partners from our everyday community backers to accredited investors and institutional partners into a single, unified Regulation Crowdfunding (REG CF) offering.

> Note to Accredited Investors[11] Because of changes in SEC rules in 2021, accredited investors are now exempt from individual investment limits, allowing for larger, seamless capital investments. This unified path ensures that both our community supporters and our accredited partners stand on equal footing, sharing directly in the financial and creative journey of the film.

We deeply value significant financial partnerships. If you are an accredited investor looking to coordinate a substantial capital position or request our distribution roadmap, please use the scheduling link at the end of this page to book a private briefing with our executive producers.


Offering Terms

Investment Structure

The Company is structured as a single-purpose production entity focused on the development, production, and commercial distribution of ***The Thing in the Hall*** motion picture. To provide our backers with a robust financial upside and absolute structural transparency, we have organized our investment framework using the following core parameters:

- **Investment Structure:** Issued under SEC Regulation Crowdfunding (Reg CF) utilizing a standard Film Financing Agreement to grant investors contractual revenue-share rights.
- **Campaign Parameters:** Proposed minimum target raise of $50,000 up to a maximum offering of $1,200,000.
- **120% Prioritized Return Profile:** Investors receive a prioritized return profile structured to pay out one hundred and twenty percent (120%) of their initial investment from gross film receipts prior to revenue share participation.[12]
- **Backend Revenue Split:** Upon full payout of the 120% return, financiers receive **fifty percent (50%)** of all subsequent Net Receipts.[13]

Have Questions? Let's Connect

We deeply value the insight, alignment, and partnership of our investment community. If you are looking to secure a financing position in ***The Thing in the Hall*** or have specific questions regarding our production roadmap, securities offering, Regulation Crowdfunding (Reg CF) parameters, or our financial structure, we would love to connect. Please use the link below to schedule a private video consultation via Calendly. We look forward to discussing how you can best participate in this round with us. Schedule a call

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1. Director Filmography & Awards: Official FilmFreeway creator profile for Logan Kishi detailing past short film productions, festival selections, and award recognitions: [https://filmfreeway.com/LoganKishi]
2. SAG-AFTRA Union Status Verification: Active SAG-AFTRA member status verified via official Backstage talent directory [https://www.backstage.com/u/logankishi/] and active digital SAG-AFTRA membership card on file in compliance records.
3. Old Towne Film Festival 2023 Winner (Best Director & Best Horror): Awarded Best Director and Best Horror for the short film "See Me More" (Logan Kishi) at the 2023 Old Towne Film Festival. Official verification listing: [https://www.oldtownefilmfestival.com/2023awards]
4. Christian Worldview Film Festival 2023 Winner (48-Hour Race): Official festival listing for the film "Closed" (Logan Kishi): [https://cwvff.com/2023-winners/]
5. British Independent Film Festival Gold List: The Thing in the Hall screenplay recognized on The Gold List for screenplays of outstanding quality by the British Independent Film Festival / Film Festival Guild. Official listing: [https://www.filmfestivalguild.com/thegoldlist]
6. Accolades & Script Recognition: The Thing in the Hall screenplay (Logan Kishi) is officially recognized as a Finalist in the Oxford Script Awards (Spring Season 2026) [https://www.oxfordscriptawards.com/finalists-spring-season-2026/]
7. Distribution Note: Preliminary discussions with various international sales agents in 2026 at AFM represent exploratory market feedback and do not constitute a formal distribution guarantee or executed agreement.
8. Market Data & Financial Statistics: Film profitability metrics, ROI multiples, and genre performance data compiled from the American Film Market (AFM) / Stephen Follows Industry Data Analysis ("What The Data Says: Producing Low-Budget Horror Films"). Verified online at: [https://americanfilmmarket.com/what-the-data-says-producing-low-budget-horror-films/]
9. 501(c)(3) Fiscal Sponsorship: The Thing in the Hall is also officially fiscally sponsored by From the Heart Productions, Inc., a registered 501(c)(3) public charity (EIN: 95-4445418). To learn more about non-reciprocal charitable contributions and grants, visit [https://fromtheheartproductions.com] or contact the production team directly for private inquiries. (Note: Tax deductibility applies exclusively to charitable donations processed via the fiscal sponsor. Wefunder investments are Regulation Crowdfunding securities and do not qualify as tax-deductible donations.)
10. In-Kind Contributions: Donated goods, equipment usage, location access, and professional services may qualify for a charitable tax deduction through our 501(c)(3) fiscal sponsor, From the Heart Productions, Inc. The sponsor provides tax-deductible receipts for eligible non-monetary contributions based on fair market value. To learn more or submit an in-kind offer, contact the production team directly.
11. Changes to Regulation Crowdfunding (REG CF): Under historical amendments to Section 4(a)(6) of the Securities Act, individual investment caps were removed for accredited investors participating in Regulation Crowdfunding offerings, and the rolling 12 month limit an issuer can raise through a funding portal was increased to $5,000,000 ($5M). Non accredited individuals remain limited by tiered financial calculation parameters monitored directly by the platform backend. To learn more about current exempt offering frameworks, tiered non accredited limits, and verification requirements, visit the U.S. Securities and Exchange Commission's official small business compliance guidance portal at: [https://www.sec.gov/resources-small-businesses/small-business-compliance-guides/regulation-crowdfunding-guidance-issuers]
12. 120% Return (Financier Recoupment): Per Section 5(c) of The Thing in the Hall Film Financing Agreement, initial funds are allocated on a prioritized basis to investors pro rata pari passu until all financiers receive 100% of their investment plus a 20% premium (120% total) from Gross Receipts before deferments and revenue splits. (In plain English: Investors are paid back first out of early earnings, receiving 120% of their original investment before any ongoing revenues are shared.)
13. 50% Net Receipts Split: Per Section 5(e) of The Thing in the Hall Film Financing Agreement, upon full payment of investor recoupment and designated expenses/deferments under Section 5(a)–(d), 100% of remaining Gross Receipts ("Net Receipts") are split 50% to the Company and 50% pro rata among Financiers based on their contribution to the Production Budget. (In plain English: Once all investors receive their 120% return, remaining Net Receipts are split 50/50 between the production company and the investor pool, with payouts shared proportionally based on each investor's contribution.)